STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 and 2017

	2018	2017
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$ (82,523)	$ (80,162)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	860	358
Noncash contributions for shared service expenses	18,096	1,500
Increase (decrease) in cash caused by changes in operating items:		
Prepaid expenses	(15,496)	-
Receivable from parent	(3,357)	-
Deposits	(1,200)	(1,885)
Accounts payable	(4,379)	4,379
Accrued expenses	(3,987)	12,915
Payable to broker	3,357	-
Net cash flow used in operating activities	(88,629)	(64,395)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment	-	(4,300)
CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES		
Contributions from member	65,000	85,000
(DECREASE) INCREASE IN CASH	(23,629)	17,805
CASH, BEGINNING OF YEAR	64,635	46,830
CASH, END OF YEAR	$ 41,006	$ 64,635
SUPPLEMENTAL NONCASH DISCLOSURE:		
Capital contributions	$ 18,096	$ 1,500

The accompanying notes are an integral part of these financial statements.